UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

PUBLICLY HELD COMPANY

CNPJ No. 06.057.223/0001-71

NIRE No. 33.3.002.7290-9

MINUTES TO THE MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 26, 2023

1.     DATE, TIME AND VENUE: June 26, 2023, at 4 p.m, held virtually as if it had taken place at the headquarters of Sendas Distribuidora S..A. (“Company”), at city of Rio de Janeiro, State of Rio de Janeiro, Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775-005.

2.     BOARD: Chairman: Oscar de Paula Bernardes Neto; Secretary: Aline Pacheco Pelucio.

3.     CALL AND ATTENDANCE: Call was waived in accordance with the regalement and the meeting had the presence of all the members of the Company's Board of Directors: Mr. Oscar de Paula Bernardes Neto, José Guimarães Monforte, Andiara Pedroso Pettterle, Belmiro de Figueiredo Gomes, Leila Abraham Loria, Leonardo Porcíuncula Gomes Pereira, Júlio Cesar de Queiroz Campos, Luiz Nelson Guedes de Carvalho and Philippe Alarcon.

4.     AGENDA: To resolve on (i) the execution, as well as the approval of terms and conditions, of the 7ª (seventh) issuance of debentures, not convertible into shares, unsecured, in up to three (3) series, of the Company, in the total amount of, initially, BRL 1.000.000.000,00 (one billion reais) (“Issuance”), for private placement pursuant to article 59, paragraph 1 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”) and other applicable legal and regulatory provisions, pursuant to the “Instrumento Particular de Escritura da 7ª (Sétima) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, em até 3 (três) Séries, para Colocação Privada, da Sendas Distribuidora S.A.”, to be entered into between the Company and True Securitizadora S.A., as the debenture holder (“Indenture” and “Securitization Company”, respectively); which was issued in the context of a securitization transaction of real estate receivable certificates, to be issued by the Securitization Company (“CRI” and “Securitization Transaction”, respectively), that will be subject of a public distribution operation under the automatic registration procedure, according to the Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”) Resolution No. 160, of July 13, 2022, as amended (“CVM Resolution 160” and “Offering dos CRI”); and (ii) the authorization and ratification to the Board of Executive Officers and other legal representatives of the Company for them to perform all acts and adopt all necessary and/or convenient measures for the formalization of the Issuance and the Securitization Transaction, including, but not limited to, the signature of the Indenture, the hiring of the financial institutions and others service providers related to the Issuance and the Securitization Transaction, the signature of all others documents related to the Issuance and the Securitization Transaction, and the performance of all acts and the adoption of all necessary measures for the formalization of the Issuance and the Securitization Transaction, as well as the signature of any amendments to said instruments, as well as the ratification of all acts and measures taken in this regard.

5.     RESOLUTIONS: The Board of Directors’ members analyzed the Agenda and resolved, by unanimous decision, without any exception to:

(i)	Authorize the Issuance by the Company, with the following main characteristics, which will be detailed and regulated within the scope of the Indenture, as well as the execution of the Indenture, of other documents of the Issuance and any amendments to such documents, by the officers of the Company and/or attorneys appointed pursuant to article 17, item (h) of its Bylaws, regardless of additional approval in this regard at the General Meeting.

(a)	Binding to the issuance of the CRI: the Debentures (as defined below) will back the issuance of up to three (3) real estate credit certificates by the Securitization Company, which shall represent the Real Estate Credits consolidated by the Debentures (“CCI”) and bound to the CRI by means of the “Termo de Securitização de Crédito Imobiliário das 1ª, 2ª e 3ª séries da 192ª Emissão de Certificados de Recebíveis Imobiliários da True Securitizadora S.A., Lastreado em Créditos Imobiliários devidos pela Sendas Distribuidora S.A.” to be executed between the Securitization Company and Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda. (“CRI’s fiduciary agent” and “Securitization Instrument”, respectively);

(b)	Total Amount of the Issuance: the total amount of the Issuance shall be one billion reais (BRL 1,000,000,000.00) on the Issuance Date (as defined below) (“Total Amount of the Issuance”), with no minimum or maximum amount for allocation among the series, considering that the Total Amount of the Issuance may be (i) increased by up to 25% (twenty-five percent), i.e., by up to two hundred and fifty million reais (BRL 250,000,000.00), in the event of partial or total exercise of the additional lot option in the CRI issuance, pursuant to article 50, of CVM Resolution 160; or (ii) reduced due to the possibility of partial distribution of the CRI, pursuant to article 73 of Resolution CVM 160 (“Partial Distribution”), observing the minimum amount of R$750,000,000.00 (seven hundred and fifty million reais) (“Minimum Amount”), in accordance with the demand verified during the Bookbuilding Procedure (as defined below) (“Additional Lot Option”);

(c)	Issuance Date: for all legal purposes and effects, the issuance date of the Debentures shall be defined in the Indenture (“Issuance Date”);

(d)	Number of Issuance: The Issuance shall be the Company's seventh (7th) issuance of Debentures;

(e)	Unit Par Value: the unit par value of Debentures, on Issuance Date, shall be one thousand Reais (BRL 1,000.00) (“Unit Par Value”);

(f)	Series: the Issuance will have of up to three (03) series. The number of Debentures to be allocated in each series of the Issuance and the final number of series will be defined after the completion of the Bookbuilding Procedure, noting that the allocation of Debentures among the series will occur in the system of communicating vessels, in which the number of Debentures of a series should be decreased from the total number of Debentures (“Communicating Vessel System”). There will be no minimum or maximum number of Debentures or minimum or maximum amount for allocation among the series, and any of the series may not be issued, in which case the totality of the Debentures will be issued in the remaining series(es), pursuant to the terms agreed upon at the end of the Bookbuilding Procedure, with the first series Debentures hereinafter referred to as “First Series Debentures”, the second series Debentures hereinafter referred to as “Second Series Debentures” and the third series Debentures hereinafter referred to as “Third Series Debentures” and, collectively, “Debentures”;

(g)	Number of Debentures: one million (1,000,000.00) Debentures will be issued, no minimum or maximum quantity to be allocated among the series, observing that the quantity of Debentures may be (i) increased by up to two hundred and fifty thousand (250,000) Debentures, in the event of the exercise, in full or in part, of the Additional Lot Option; or (ii) reduced due to the Partial Distribution observing the minimum amount of R$750,000,000.00 (seven hundred and fifty million reais);

(h)	Bookbuilding Procedure: the procedure for collecting intentions of investment from potential investors will be adopted, observing the provisions of Article 61 and following of CVM Resolution 160, with receipt of reservations, without minimum or maximum lots, to verify demand for the CRI, to be organized by the financial institutions hired in the context of the CRI Offering (“Financial Institutions”), to be defined jointly with the Company and to define: (i) the final CRI compensation of each series and, consequently, the Debentures compensation of each series; and (ii) the existence of the three series of CRI (and, consequently, the existence of the three series of Debentures) and the volume to be allocated to each series of CRI (and, consequently, the volume to be allocated to each series of Debentures), subject to the Additional Lot Option and the possibility of Partial Distribution (“Bookbuilding Procedure”);

(i)	Guarantees: the Debentures will not be secured by guarantees;

(j)	Effectiveness and Maturity Date: except in the cases of Optional Early Redemption (as defined below), redemption as a result of an Early Redemption Offer (as defined below), and declaration of early maturity of the Debentures, pursuant to the terms of the Indenture, (i) the First Series Debentures will mature one thousand and ninety-four (1,094) days from the Issuance Date, maturing on the date stated in the Indenture (“First Series Debentures Maturity Date”); (ii) the Second Series Debentures will mature one thousand and four hundred and fifty- nine (1,459) days counted from the Issuance Date, maturing, therefore, on the date established in the Indenture (“Second Series Debentures Maturity Date”); and (iii) the Third Series Debentures will mature in one thousand eight hundred and twenty-five (1,825) days from the Issuance Date, maturing on the date stated in the Indenture (“Third Series Debentures Maturity Date” and, with the Maturity Date of the First Series Debentures and the Maturity Date of the Second Series Debentures, together herein referred to as the “Maturity Date”);

(k)	Conversion and Form: the Debentures will be issued in registered and book- entry form, without the issuance of certificates or safeguards and will not be convertible into shares issued by the Company;

(l)	Form and Debentures Ownership Confirmation: Debentures will be issued in registered and book-entry form, without the issuance of certificates, and, for all legal purposes and effects, ownership of the Debentures will be evidenced by the Securitization Company’s registration in the Company’s nominative debentures registry book (“Nominative Debentures Registration Book”), pursuant to articles 31 and 63 of the Brazilian Corporation Law;

(M)	Kind: the Debentures will be non-privileged, pursuant to Article 58, caput, of the Brazilian Corporation Law. The Debentures will not grant any special or general privilege to their holders, nor will any of the Company’s assets be segregated, in particular for guaranteeing the Debenture Holders in the event of the need for judicial or extrajudicial execution of the Company's obligations under the Debentures;

(n)	Use of Proceeds: the net proceeds from this Issuance will be used entirely and exclusively by the Company to reimburse expenses and expenditures incurred by the Company related to the expansion and/or maintenance of certain properties, to be specified in the Indenture, incurred within twenty-four (24) months prior to the date of communication of the closing of the CRI Offering, observed the form of use and the proportion of the funds raised to be destined to each of the Destination Enterprise and the Reimbursement Enterprise, as foreseen in the Indenture, and the indicative schedule of the destination of the funds foreseen in the Indenture (“Use of Procedures”);

(o)	Monetary Restatement: the Unit Par Value of the Debentures and the balance of the Unit Par Value of the Debentures shall not be monetarily restated;

(p)	Compensation of Debentures:

(i)	Compensation of First Series Debentures: from the first Payment Date, the Debentures will be entitled to a compensation corresponding to the accumulated variation of 100% (one hundred percent) of the average daily rates of DI – Interbank Deposits of one day, “over extra group”, expressed as a percentage per year, based on 252 (two hundred and fifty-two) Business Days (“DI Rate”), calculated and published daily by the Brazilian Stock Exchange (B3 SA – Brasil, Bolsa, Balcão) (“B3”), in the daily newsletter available at its website (http://www.b3.com.br), exponentially increased by a spread of 1.00% (one percent) per year, to be determined according to the Bookbuilding Procedure, based on 252 (two hundred and fifty-two) Business Days, levied on the Unit Par Value or the Unit Par Value of Debentures of First Series balance, as the case may be, according to the formula described in the Indenture (“Compensation of First Series Debentures”).

(ii)	Compensation of Second Series Debentures: from the first Payment Date of the Second Series Debentures, the Second Series Debentures will be entitled to a compensation corresponding to a certain percentage per year, to be defined according to the Bookbuilding Procedure, limited to the highest rate among (I) percentage corresponding to the respective DI Rate, according to the quote of the last price verified at the closing Business Day before the date the Bookbuilding Procedure is performed, based on 252 (two hundred and fifty-two) Business Days, published by B34, corresponding to the futures contract maturing on July 1, 2027, increased exponentially by a spread of 1.00% (one percent) per year; e (II) 12.31% per annum, based on 252 (two hundred and fifty two) Business Days and, in both cases, levied on the Unit Par Value of the Second Series Debentures or on the balance of the Unit Par Value of the Second Series Debentures (“Compensation of First Series Debentures”), as the case may be, according to the formula described in the Indenture.

(iii)	Compensation of Third Series Debentures: as from the first Payment Date, the Third Series Debentures will be entitled to a compensation corresponding to the accumulated variation of one hundred percent (100%) of the DI Rate, calculated and disclosed daily by B3, increased exponentially by a spread to be determined according to the Bookbuilding Procedure, limited to 1.15% per annum based on 252 (two hundred and fifty-two) Business Days, levied on the Unit Par Value or on the balance of the Unit Par Value, as the case may be, of the Third Series Debentures (“Compensation of the Third Series” and, together with the Compensation of the First Series and the Compensation of the Second Series, “Compensation”), in accordance with the formula established in the Indenture.

4https://www.b3.com.br/pt_br/market-data-e-indices/servicos-de-dados/market-data/consultas/mercado-de-derivativos//precos-referenciais/taxas-referenciais-bm-fbovespa/

For purposes of calculation of the Compensations, the “Capitalization Period” means the period that begins on the respective “Payment Date” (including), in relation to the first Capitalization Period, or on the respective immediately previous Compensation Payment Date (including), in relation to the other Capitalization Periods, and that ends on the date of the next Compensation Payment Date, as the case, of the respective period (excluding). Each Capitalization Period succeeds the previous one without interruption, until the Maturity Date.

(q)	Payment Dates of the Compensation: the compensation of the Debentures will be paid semi-annually, as of the Issuance Date, according to the schedule established in the Indenture;

(r)	Repayment of Unit Par Value:

(i)	Repayment of the Unit Par Value of the First Series Debentures: the Unit Par Value of the First Series Debentures or the balance of the Unit Par Value of the First Series Debentures, as the case may be, will be amortized in a single installment, on the Maturity Date of the First Series Debentures, except in the cases of Optional Early Redemption, redemption as a result of an Early Redemption Offer, Optional Repayment and redemption due to the declaration of early maturity of the Debentures, according to the Indenture;

(ii)	Repayment of the Unit Par Value of the Second Series Debentures: the Unit Par Value of the Second Series Debentures or the balance of the Unit Par Value of the Second Series Debentures, as the case may be, will be amortized in a single installment, on the Maturity Date of the Second Series Debentures, except in the cases of Optional Early Redemption, redemption as a result an Early Redemption Offer, Optional Repayment and redemption due to the declaration of early maturity of the Debentures, according to the Indenture;

(iii)	Repayment of the Unit Par Value of the Third Series Debentures: the Updated Unit Par Value of the Third Series Debentures or the balance of the Updated Unit Par Value of the Third Series Debentures will be amortized in two (2) installments, annually and consecutively, the first on the date defined in the Indenture and the last on the Third Series Debentures Maturity Date, according to the schedule established in the Indenture, except in the cases of Optional Early Redemption, redemption as a result an Early Redemption Offer, Optional Repayment and redemption due to the declaration of early maturity of the Debentures, according to the Indenture;

(s)	Placement: the Debentures will be the object of a private placement, without intermediation by institutions that are part of the securities distribution system and/or any sales effort to investors and will not be registered for distribution and trading on a stock exchange or unorganized over-the-counter market;

(t)	Subscription and Payment: the Debentures will be subscribed by the Securitization Company on a single date, through the signature of a subscription bulletin (“Subscription Bulletin”), as well as the registration on its behalf in the Nominative Debentures Registration Book. The Debentures will be paid in cash and in national currency, on each of the CRI payment dates, if there is more than one, in the terms and conditions of the Securitization Instrument and the Indenture. The payment price of the Debentures will correspond to the Unit Par Value of the Debentures. If the Debentures are paid in on more than one date, the price of the Debentures paid in after the first Payment Date will be equivalent to the Unit Par Value, plus the respective Compensation of each Serie calculated pro rata temporis, from the first Payment Date (inclusively) to the date of the effective payment of the Debentures (exclusively) (“Payment Price”). The Debentures can be paid with goodwill or negative goodwill, in accordance with goodwill or negative goodwill applicable to the CRI, to be defined upon the subscription of the Debentures of the same series paid in on the same date, at the exclusive discretion of the Managers, as set forth in “Contrato de Coordenação, Colocação e Distribuição Pública, sob o Regime Misto de Garantia Firme e Melhores Esforços de Colocação, de Certificados de Recebíveis Imobiliários das 1ª, 2ª e 3ª Séries da 192ª Emissão da True Securitizadora S.A.” to be entered into between the financial institutions part of the distribution system, the Company and the Securitization Company (“Distribution Agreement ”);

(u)	Early Maturity: subject to the provisions of the Indenture, the Securitization Company shall declare the early maturity of the obligations arising from the Debentures upon the confirmation of the occurrence of certain events, as provided for in the Indenture, and demand the immediate payment, by the Company, of the Unit Par Value of the Debentures, balance of the Unit Par Value of the Debentures, as the case may be, increased by the respective Compensation, calculated on a pro rata temporis basis, from the respective first Payment Date, or the respective Compensation Payment Date immediately preceding it, until the date of its actual payment, regardless of any notice, demand or judicial or extrajudicial notification to the Company, under the terms and deadlines established in the Indenture (“Events of Early Maturity”);

(v)	Optional Total Early Redemption: the Company, from the date to be defined in the Indenture, may redeem, at any time, the entirety of the First Series Debentures and the Third Series Debentures, in accordance with the procedure set forth in the Indenture (“Optional Early Redemption”). In the event of Optional Early Redemption of First Series and/or Third Series Debentures, the payment of the respective Unit Par Value or the balance of the Unit Par Value, however the case may be, plus the respective Compensation, calculated pro rata temporis from the respective first Payment Date or the respective last Compensation Payment Date, however the case may be, through the date of the effective Optional Early Redemption, plus the Optional Early Redemption Premium of First Series, as set forth in the Indenture, including interest and fines in arrears, if any. As set forth in the Indenture, “Optional Early Redemption Premium of First Series” is considered to be a premium equivalent to 0.35% per year, pro rata temporis, base two hundred and fifty-two (252) Business Days, levied on the Unit Par Value or on the balance of the Unit Par Value, as the case may be, increased by the respective Compensation due, calculated pro rata temporis from the first Payment Date of the respective series or the respective last Compensation Payment Date, as the case may be, until the date of the actual Optional Early Redemption, multiplied by the remaining term, considering the number of Business Days to elapse between the date of the Optional Early Redemption of the First Series and the respective Maturity Date of the First Series Debentures and/or Third Series Debentures, according to the formula described in the Indenture;

In the event of Optional Early Redemption of Second Series, the payment will be made of the amount indicated in items (i) or (ii) below, whichever is greater: (i) the Unit Par Value or the balance of the Unit Par Value of the Second Series Debentures, as the case may be, plus: (a) the Remuneration of the Second Series calculated, pro rata temporis, since the first Date of Payment or the last Date of Payment of Remuneration of the Second Series, as the case may be, until the date of effective redemption (exclusive); and (b) the Default Charges (as defined in the Indenture), if any; or (ii) the present value of the sum of the remaining amortization payment values of the Unit Par Value or balance of the Unit Par Value of the Second Series Debentures, as the case may be, and of the Remuneration of the Second Series, using as discount rate the DI rate for two hundred fifty-two (252) Business Days based on the adjustment (interpolation) of the Pre x DI curve, to be published by B3 on its website, corresponding to the vertex with the number of calendar days closest to the remaining duration of the Second Series Debentures, to be calculated on the closing of the Business Day immediately preceding the Optional Early Redemption Date of the Second Series Debentures, calculated according to the formula established in the Indenture.

(w)	Optional Repayment: the Company may perform, as of the dates set forth in the Indenture, an optional repayment of the Unit Par Value or the balance of the Unit Par Value, as the case may be, limited to 98% (ninety eight per cent) of the Debentures of each series (“Optional Repayment”).

In the event of Optional Repayment of the First Series Debentures and/or of the Third Series Debentures, payment will be made of a part of the Unit Par Value or the balance of the Unit Par Value, as the case may be, of the First Series Debentures and/or the Third Series Debentures, as the case may be, plus the respective Compensation, calculated pro rata temporis since the first Date of Payment or the respective last Compensation Payment Date, as the case may be, until the date of the effective Optional Repayment, plus the Optional Amortization Premium (as defined below), as well as fine and default interest. For purposes of 35% per annum, pro rata temporis, based on 252 (two hundred and fifty-two) Business Days, on the portion of the Unit Par Value or on the balance of the Unit Par Value, as the case may be, of the First Series Debentures and/or the Third Series Debentures, as the case may be, plus the respective Compensation, calculated on a pro rata temporis basis from the first Date of Payment or from the respective last Compensation Payment Date on the First Series Debentures and/or the Third Series Debentures as the case may be, subject to the Optional Repayment, multiplied by the remaining term of the First Series Debentures and/or the Third Series Debentures, as the case may be, subject to the Optional Repayment considering the number of Business Days to elapse between the date of the Optional Repayment of the First Series Debentures and/or the Third Series Debentures, as the case may be, and the Maturity Date of the First Series Debentures and/or the Third Series Debentures subject to the Optional Repayment, in accordance with the formula described in the Indenture.

In the event of an Optional Repayment of the Second Series Debentures, the payment will be made of the amount indicated in items (i) or (ii) below, whichever is greater: (i) the portion of the Unit Par Value or the balance of the Unit Par Value of the Second Series Debentures, as the case may be, plus: (a) the Compensation of the Second Series calculated, pro rata temporis, since the first Date of Payment or the last Date of Payment of Compensation of the Second Series, as the case may be, until the date of effective redemption (exclusive); and (b) the Default Charges, if any; or (ii) the present value of the sum of remaining amounts of amortization payment of the Unit Par Value or balance of the Unit Par Value of the Second Series Debentures, as the case may be, and of the Compensation of the Second Series, using as discount rate the DI rate for two hundred fifty-two (252) Business Days based on the adjustment (interpolation) of the Pre x DI curve, to be disclosed by B3 on its website, corresponding to the vertex with the number of calendar days closest to the remaining duration of the Second Series Debentures, to be calculated on the closing of the Business Day immediately preceding the date of the Optional Amortization of the Second Series Debentures, calculated according to the formula described in the Indenture.

(x)	Early Redemption Offer: the Company may, at its sole discretion, at any time from the Issuance Date, make an early redemption offer for all of the First Series Debentures, Second Series Debentures and Third Series Debentures, jointly or individually (“Early Redemption Offer”), and the Early Redemption Offer proposed by the Company must be addressed to the Securitization Company, with a copy to the CRI’s Fiduciary Agent. The Company will carry out any Early Redemption Offering by sending a communication addressed to the Securitization Company, with a copy to the CRI’s Fiduciary Agent (“Early Redemption Offering Notice”), which shall describe the terms and conditions of the Early Redemption Offering, including (i) series(es) of Debentures object of the Early Redemption Offer, which will coincide with the payment of the Amount of Early Redemption Offering; (ii) effective date for the redemption object of the Early Redemption Offering, which will coincide with the payment of the Amount of Early Redemption Offering (as defined below); (iii) mention that the Amount of Early Redemption Offering will be calculated as per the Indenture; (iv) the portion of the Early Redemption Offering Value (as defined below) to which it corresponds to any early redemption award to be offered by the Company, if any, which cannot be negative; (v) the form and deadline for the manifestation to the Company of Debenture holders who choose to adhere to the Early Redemption Offering; and (vi) any further information necessary for the operation of the Early Redemption Offering.

On the occasion of the Early Redemption Offering of the Early Redemption Offering, the Securitization Company will be entitled to payment of the Unit Par Value or the balance of the Unit Par Value, as the case may be, plus: (i) the Compensation, calculated pro rata temporis, from the respective first Payment Date or the immediately preceding Compensation Payment Date, as the case may be, until the redemption date object of the Early Redemption Offering, as well as, if applicable, (ii) a redemption premium, which, if any, cannot be negative, and (iii) if applicable, any late payment charges due and not paid, until the date of said redemption (“Amount of Early Redemption Offering”).

(y)	Optional Early Redemption due to Tax Event: The Company may, at any time, in the event that it is required to carry out a withholding, a deduction or a payment referring to the addition of taxes under the terms of the Indenture, carry out the optional early redemption of the totality of the Debentures (partial redemption being prohibited), with the consequent cancellation of such Debentures, by sending a direct communication to the Securitization Company, with a copy to the CRI’s Fiduciary Agent, at least five (5) Business Days prior to the redemption date, perform the total early redemption of the Debentures (“Optional Early Redemption by Tax Event”).

In the case of Optional Early Redemption by Tax Event, the amount to be paid by the Company relative to each of the Debentures will be equivalent to the Unit Par Value of the Debentures, added with: (a) the Compensation of the Debentures, calculated, pro rata temporis, from the first Payment Date of the Debentures or the Compensation Payment Date of the Debentures immediately preceding, as the case may be, until the effective redemption date (exclusive); (b) Arrears Charges (as defined below), if any; and (c) any pecuniary obligations and other accruals relating to the Debentures.

(z)	Optional Acquisition: the optional early acquisition of the Debentures by the Company will be prohibited;

(aa)	Renewal: the Debentures are not subject to scheduled renewal;

(bb)	Charges in Arrears: in the event of failure in the payment, by the Company, of any amount payable to the Securitization Company, the overdue debts not paid by the Company, shall be, from the default date to the effective payment date, subject to, regardless of request, communication or judicial or extrajudicial request, in addition to the respective Compensation: (i) traditional fine, not subject to reduction and non-compensatory, of two percent (2%); and (ii) interest in arrears, at the rate of one percent (1%) per month, both levied on the overdue amounts, except if the default has taken place by virtue of any operational issue caused by third-parties and provided that such issue has been resolved within one (1) Business Day after the default date;

(cc)	Payment Place: payments to which the Debentures are entitled will be made by the Company in the account held by the Securitization Company, as stated in the Indenture;

(dd)	Extension of Time Limits: the deadlines referring to the payment of any obligation established in the Indenture until the first subsequent Business Day will be considered automatically extended if the maturity coincides with a day in which there is no banking business in the City of São Paulo, State of São Paulo, without any addition to the amounts payable; and

(ee)	Other Characteristics of the Issuance: all other terms and conditions of the Issuance, of the Debentures and of the CRI shall be defined in the Indenture.

(ii)	Authorize the Board of Executive Officers and other legal representatives of the Company to retain the service providers necessary for the Issuance and the Securitization Transaction, including but not limited the signature of the Indenture, to the financial institutions and others service providers related to the Issuance and the Securitization Transaction, the signature of all others documents related to the Issuance and the Securitization Transaction, perform all acts and adopt all necessary measures for the formalization of the Issuance and the Securitization Transaction and ratify the acts already practiced by the Board of Executive Office, as appropriate.

6.     APPROVAL AND SIGNATURE OF THESE MINUTES: Nothing else to be discussed, the works were suspended for the drawing up of these minutes. After reopening the work, the present minutes was read and approved, having been signed by all attendees. Rio de Janeiro, June 26, 2023. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Aline Pacheco Pelucio. Attending members of the Board of Directors: Mr. Oscar de Paula Bernardes Neto, Mr. José Guimarães Monforte, Mr. Andiara Pedroso Pettterle, Mr. Belmiro de Figueiredo Gomes, Mrs. Leila Abraham Loria, Mr. Leonardo Porcíuncula Gomes Pereira, Mr. Júlio Cesar de Queiroz Campos, Mr. Luiz Nelson Guedes de Carvalho e Mr.Philippe Alarcon.

I hereby certify, for due purposes, that this is a certificate of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Brazilian Corporation Law.

Rio de Janeiro, June 26th, 2023

Aline Pacheco Pelucio

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.